Filed Pursuant to Rule 433
Registration No. 333-184850
July 10, 2013

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated July 10, 2013)

Issuer:	Southern Power Company
Security:	Series 2013A 5.25% Senior Notes due July 15, 2043
Expected Ratings:*	Baa1/BBB+/BBB+ (Moody's/Standard & Poor's/Fitch)
Size:	$300,000,000
Initial Public Offering Price:	99.715%
Maturity Date:	July 15, 2043
Treasury Benchmark:	3.125% due February 15, 2043
US Treasury Yield:	3.669%
Spread to Treasury:	+160 basis points
Re-offer Yield:	5.269%
Make-Whole Call:	T+25 basis points
Coupon:	5.25%
Interest Payment Dates:	January 15 and July 15 of each year, beginning January 15, 2014
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	843646 AJ9 / US843646AJ93
Trade Date:	July 10, 2013
Expected Settlement Date:	July 16, 2013 (T+4)
Joint Book-Running Managers:	Goldman, Sachs & Co. Mizuho Securities USA Inc. RBS Securities Inc.
Co-Managers:	Banca IMI S.p.A. Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Power Company collect at 1-404-506-0791, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Mizuho Securities USA Inc. toll-free at 1-866-271-7403 or RBS Securities Inc. toll-free at 1-866-884-2071.